

February 13, 2026

Avi Minkowitz
Chief Executive Officer
KALA BIO, Inc.
1167 Massachusetts Avenue
Arlington, MA 02476

> **Re: KALA BIO, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 10, 2026**
> **File No. 333-293323**

Dear Avi Minkowitz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rick A. Werner, Esq.